ITEM 77E - LEGAL PROCEEDINGS


The Trust, together with other investors, including MassMutual, is a plaintiff in two lawsuits in connection with private placement investments made by the Trust in Sharp International Corporation ("Sharp"). Three managing shareholders of Sharp, which is currently being liquidated in Chapter 7 liquidation proceedings, have pleaded guilty to criminal fraud charges. Two separate civil lawsuits have been brought in New York state court in an attempt to recover damage for lost investment funds from Sharp's working capital lender and auditors. The Trust is unable to estimate any recovery from these lawsuits as of February 7, 2003.